

Jacalyn Thompson-Champion · 3rd

Angel Investor/Women of Color Connecting Leadership Council/Board Member

Hayward, California, United States · **Contact info**

295 connections

Palanor Technologies

University of Michigan - Stephen M. Ross School of Business

Experience

Board Member
Palanor Technologies
Mar 2020 – Present · 2 yrs

Board Member
MJGP
Jan 2015 – Present · 7 yrs 2 mos

Managing Director
Golden Seeds · Self-employed
Jan 2015 – Present · 7 yrs 2 mos
San Francisco Bay Area

Golden Seeds is an Angel Network that invests in women-led businesses and whose goal is to achieve above-market returns. Participate in company screenings, forums, and deep-dive reviews. Conduct meticulous due diligence, prepare term sheets, and summarize findings for review by potential investors. Provide ongoing support to start-up businesses.

Accomplishments:
Various roles
2005 – 2019 · 14 yrs
San Francisco Bay Area

- Turned around a flailing non-profit organization and helped reorganize it so that it could meet the needs of the people it was created to serve
- Evaluated large amounts of data, synthesized and summarized for executive review
- Conducted due diligence on start-up companies which led to venture capital inve ...see more

Strategic Business Development Manager
GREEN CHAMPION
Jan 2008 – Jan 2014 · 6 yrs 1 mo
San Francisco Bay Area

Angel investor focusing on renewable energy, green transportation, electric motors, green chemistry, lighting, grey water and energy efficient applications. Prepared due diligence on potential investments and provided capital for start-ups in exchange for equity ownership or convertible debt. ...see more

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Education

University of Michigan - Stephen M. Ross School of Business
MBA, Corporate Finance/Corporate Strategy
1992 – 1994

The University of California-Berkeley, Berkeley, CA
Strategic Online Marketing Certificate
2010 – 2011

Temple University
BS, Chemistry
1979 – 1984

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Licenses & certifications

Strategic Online Marketing Certificate
The University of California-Berkeley, Berkeley, CA

Volunteer experience

Member Board Of Directors
Metropolitan Junior Golf Program
2015 – Present • 7 yrs
Children

Responsible for fundraising and volunteer recruitment